Mail Stop 0306


      June 16, 2005


Via U.S. Mail and Facsimile to (818) 623-1710

Martin Perellis
Chairman of the Board and Chief Financial Officer
Camera Platforms International, Inc.
10909 Vanowen Street
North Hollywood, California 91605


	Re:	Camera Platforms International, Inc.
		Form 10-K for Fiscal year ended December 31, 2004
		Filed March 24, 2005
Forms 10-Q for the periods ended March 31, 2005
      File No. 000-14675


Dear Mr. Perellis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

1. Please amend the 10-KSB as disclosed in your responses to prior comments one, two, and six through nine.

Financial Statements, page 15

Statements of Operations, page 17

2. Please refer to prior comment 3. Please tell us if your disposal of the cranes in 2004 constitutes discontinued operations under SFAS
144. If so, please revise your financial statements to conform to the disclosure requirements of that Statement.

3. Please refer to prior comment 4. We note that management believes that the disposition of the assets meets the requirements of Item
2.01 of Form 8-K; therefore please file the Form 8-K as required by
Item 2.01 of Form 8-K.

4. Please refer to prior comment 5.  We continue to note from Item
11
- Executive Compensation that your executive officers have not received any compensation for 2004. Please clarify whether you are valuing and recording these contributed services in your financial statements and tell us how you are accounting for these services.

SEC Letter dated May 11, 2005

5. In your next response please acknowledge in writing the three bullets of the third to the last paragraph of our letter dated May 11, 2005.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


							Sincerely,



							Lynn Dicker
							Reviewing Accountant

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Mr. Martin Perellis
Camera Platforms International, Inc.
June 16, 2005
Page 3



Mr. Martin Perellis
Camera Platforms International, Inc.
June 16, 2005
Page 2